

Mailstop 3233

September 13, 2017

Via E-mail
Mr. Jeffrey S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, Colorado 80202

> **Re: CoreSite Realty Corp**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 10, 2017**
> **File No. 001-34877**

Dear Mr. Finnin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on February 9, 2017

2017 guidance, page 23

1. We note you provide projected adjusted EBITDA numbers. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. Also, see Question 102.10 from the C&DI for non-GAAP disclosures issued in May 2017.

Form 10-K files on February 10, 2017

Revenue recognition, page 68

2. We note that approximately 28% of the revenues on your consolidated statement of operations for the year ended December 31, 2017 is power revenue. Please tell us if power revenue is a separate element of your leasing contracts or if it is a separate contractual arrangement with your customers. Also, please tell us how you accounted for

power revenue. In your response please include any proposed changes you may make in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel Gordon

Daniel Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities